

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Timothy Sheehy
Chief Executive Officer
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade, MT 59714

> **Re: Bridger Aerospace Group Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 12, 2023**
> **CIK No. 0001941536**

Dear Timothy Sheehy:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Heinz